


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

,5-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookville Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 RXR Plaza
(No. and Street)

Uniondale	NY	11556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Lodati   516-349-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Giovanniello, CPA
(Name – *if individual, state last, first, middle name*)

100 Merrick Road, Suite 206W, Rockville Centre, NY 11570			
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Lodati _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookville Capital Partners, LLC _____, as of December 31 _____, 20 10 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

GLC⁓IA E. IFILL
NOTARY PUBLIC, State of New York
No. 01 F6⁓92⁓⁓4
Qualified in Kings County
Commission Expires May 19, 20⁓⁓

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKVILLE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

BROOKVILLE CAPITAL PARTNERS, LLC

DECEMBER 31, 2010

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Brookville Capital Partners, LLC

We have audited the accompanying statement of financial condition of Brookville Capital Partners, LLC ("The Company") as of December 31, 2010, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookville Capital Partners, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 18, 2011

BROOKVILLE CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$151,202
Due from broker	228,939
Deposit with clearing organization	50,000
Securities owned, at fair value (Note 3)	
Miscellaneous receivables	14,128
Other assets	41,385
Total assets	**$485,654**

COMMITMENTS AND CONTINGENCIES (Note 6)

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$331,143
Members' equity	154,511
Total liabilities and members' equity	**$485,654**

The accompanying notes are an integral part of these financial statements

BROOKVILLE CAPITAL PARTNERS LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$4,768,429
Miscellaneous income	939,049
Interest	115,645
Total revenues	5,823,123
Expenses:	
Commissions and other employee compensation and benefits	3,762,412
Registration and clearance fees	306,084
Occupancy (Note 6)	263,856
Communications and data processing	55,830
Interest	5,247
Other expenses	1,506,719
Total expenses	5,900,148
Net loss	($77,025)

The accompanying notes are an integral part of these financial statements

BROOKVILLE CAPITAL PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance, January 1, 2010	$257,536
Capital withdrawals	(26,000)
Net loss	(77,025)
Balance, December 31, 2010	$154,511

The accompanying notes are an integral part of these financial statements

BROOKVILLE CAPITAL PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($77,025)
Adjustment to reconcile net income to cash provided by operating activities:	
(Increase) decrease in assets:	
Due from broker	(109,097)
Securities owned, at fair value	189,104
Miscellaneous receivables	15,022
Other assets	3,615
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	105,409
Net cash provided by operating activities	127,028
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(26,000)
Net cash used by financing activities	(26,000)
NET INCREASE IN CASH	101,028
CASH, January 1, 2010 (Note 2)	50,174
CASH, December 31, 2010 (Note 2)	$151,202

The accompanying notes are an integral part of these financial statements

1.   **Nature of Business**

Brookville Capital Partners, LLC ("The Company") was formed 12/12/06 in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On March 4, 2010 the company changed its' name from New Castle Financial Services, LLC to Brookville Capital Partners, LLC.

2.   **Summary of Significant Accounting Policies**

Basis of presentation - The Company is engaged as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

Revenue recognition – Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statement.

Income Taxes - The Company is a single member LLC and is treated as a disregarded entity for tax purposes. No provision has been made for federal and state income taxes since these taxes are the responsibility of its member.

Depreciation – Depreciation is primarily using the straight line method over the estimated useful life of the assets.

Estimates – The presentation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Statement of cash flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2.   **Summary of Significant Accounting Policies (continued)**

Fair Value Measurements – The Company applies GAAP for fair value measurements of financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 740 Income Taxes - The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3.   **Fair Value Measurements**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
-    Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

3.   Fair Value Measurements (continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2010 the company believes that there are no uncertain tax positions.

4.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital requirements and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1). At December 31, 2010, the Company had net capital of $98,998 which was $76,922 in excess of its required net capital of $22,076. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 is 3.34 to 1.

5.   Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include retail customers, broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

BROOKVILLE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

6. **Commitments and Contingencies**

   Occupancy

   The Company leases office space on a month-to-month basis at its main location in Uniondale, New York. The base rent for this location is $11,195 per month.

   The Company also leases office space on a month to month basis at its New York City location. The base rent for this location is $ 10,462.

   Rental expense for the year ending December 31, 2010 was $263,856.

7. **FINRA Settlement**

   The Company and FINRA entered into a settlement agreement dated June 7, 2010. In accordance with the agreement, the Company was fined $200,000 and the outstanding balance at December 31, 2010 is $126,787.

8. **Subsequent Events**

   There are no events that have occurred subsequent to the statement of financial condition date through the date of the auditors' report that would require adjustment to or disclosure in the financial statements.

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION
REQUIRED BY 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Members
Brookville Capital Partners, LLC
Uniondale, NY

We have audited the accompanying financial statements of Brookville Capital Partners, LLC, as of and for the year ended December 31, 2010 and have issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 18, 2011

BROOKVILLE CAPITAL PARTNERS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Net capital
  Total members' equity $154,511

Deductions and charges:
  Non-allowable assets:
    Miscellaneous receivable   14,128
    Other assets   41,385
  Total deductions and charges   55,513

Net Capital (Note 4) $98,998

Aggregate indebtedness:
  Accounts payable and accrued expenses $331,143

Computation of basic net capital requirement:

  Minimum net capital required (Note 4) $22,076

  Excess net capital $76,922

  Excess net capital at 1000% percent $65,884

  Ratio: aggregate indebtedness to net capital   3.34 to 1

Reconciliation with company's computation (included in part IIA of form
X-17A-5(a) as of December 31, 2010):
Net capital, as reported in Company's Part II(unaudited) FOCUS report $98,998
Net capital per above   98,998

  Difference $0

The accompanying notes are an integral part of these financial statements

RAYMOND GIOVANNIELLO

Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Brookville Capital Partners, LLC
Uniondale, NY

In planning and performing our audit of the financial statements and supplemental schedules of Brookville Capital Partners, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, New York
February 18, 2011

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414   Fax 516-887-0574

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Members of
Brookville Capital Partners, LLC
Uniondale, NY

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Brookville Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Brookville Capital Partners, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brookville Capital Partners, LLC's management is responsible for the Brookville Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
(CONTINUED)**

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 18, 2011

SIPC Net operating revenues	$5,361,252
General assessment rate	0.0025
General assessment	13,403
Less payments made:	
SIPC -6 ON 8/2/10	7,355
Total assessment balance at 12/31/10	$6,048

The accompanying notes are an integral part of these financial statements